Anthony F. Geraci* Christina L. Geraci Nema Daghbandan Kevin S. Kim Paul J. Sievers Dennis R. Baranowski Amy E. Martinez Melissa C. Martorella Alexa P. Stephenson Bryan P. Redington	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Aruna Hatti**

Alexandra Anast

Larissa Branes

Mustafa Kadri

Kyle Niewoehner

Tae K. Kim

Bibin Mannattuparampil***

* Admitted in Arizona &New Jersey

**Admitted in New York &

Washington D.C. Only

***Admitted in Florida Only

Via EDGAR and OVERNIGHT MAIL

Mr. Jonathan Burr and Ms. Pamela Long

Division of Corporate Finance - Office of Real Estate & Commodities

100 F Street, N.E.

Washington D.C. 20549

March 27, 2020

Re:	CIRCLE OF WEALTH FUND III LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

FILE NO. 024-10948

Dear Mr. Burr and Ms. Long:

This letter is submitted on behalf of CIRCLE OF WEALTH FUND III LLC (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated March 18, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A, Post-Qualification Amendment No. 1 (File No. 024-10948) submitted for review pursuant to Regulation A under the Securities Act of 1933, as amended. The submission is in connection with the Offering Statement submitted to the Commission on March 12, 2020, relating to the Company’s offering of up to $50,000,000 in membership interests, as well as, the rescission offering to the existing members (collectively, the “Offering Statement”). The responses provided are based upon information provided to Geraci Law Firm by the Company. The Company is concurrently filing the Offering Statement (the “Amended Submission”), which includes amendments and revisions in response to the Staff’s comments as well as additional revisions and amendments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Re: Response Letter

March 27, 2020

Comment No. 1

1. We note your response to comment 3. Please revise your disclosure on page 9 to include your response.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the offering circular to include as follows (bold for emphasis):

“The email will include the FORM OF RESCISSION OFFER ELECTION, an outline of the offer, and the details specific to that member. The Company requests that the Member complete such form and return it to the Company via email addresses provided in that form, or alternatively, deliver to the Company address located at 704 East Front Street, 2nd Floor, Coeur D’Alene, Idaho 83814.”

Please see page 10 of the Offering Circular.

Comment No. 2

2. We note your response to comment 4 and that you plan to use cash and cash equivalents, as well as other assets, to fund the rescission offer. However, on page 9 you continue to disclose that you intend to use a portion of the net proceeds from your primary offering to fund the costs of the rescission offer. Please update your use of proceeds to indicate the amount of proceeds being used to fund the rescission offer. If you will also use a material amount of other funds in conjunction with proceeds of this offering to conduct the rescission offer, please state the amount and source of those funds, as required by Instruction 3 to Item 504 of Regulation S-K. Additionally, it appears that funding the rescission offer with your current assets will have a material impact on your operations. Please discuss the impact of the rescission offer on your operations.

Response to Comment No. 2

In response to the Staff’s comment, the Company intends to use $100,000 in cash and cash equivalent derived from proceeds of business operations, as well as $525,000 plus statutory interest to fund the rescission offer. Accordingly, the table indicating the rescission offering proceeds in the amount of $525,000 plus statutory interest is allocated for the purposes of amounts being used to fund the offer. Please see page 18 of the offering circular. In addition, the other amount and source of the remaining will be used in cash and cash equivalent, and accordingly is disclosed as follows (boldened for emphasis):

“In addition, the Company intends to use the Company’s net proceeds from its primary offering of $525,000, plus any statutory interest.”

Please also see footnote 4, which indicates that “The Company intends to use the Company’s cash or cash equivalents derived from the proceeds of business operations in the amount of One Hundred Thousand Dollars ($100,000), and the net proceeds from the primary offering of $525,000, plus any statutory interest. Use of cash and cash equivalent may be detrimental to the Company and its Members.”

Re: Response Letter

March 27, 2020

In connection with the material impact to the operation of the Company, the Company disclosed risk factors, which states as follows:

“Use of current assets to fund rescission offer may adversely impact the Company’s operations.

The Company intends to use $100,000 of the Company’s cash and cash equivalents to fund the cost of the rescission offer. Accordingly, the Company may have insufficient cash to pay for third party services, vendors, interest and/or principal payment on the Company’s loans, as well as distribute returns to the Members. In such, the Company’s priority of payment will first be to pay the expenses related to the third-party services or pay the Company’s loans. In the event the Company is unable to pay for these vendors or third-party servicers, the Company may undergo default of payment. Accordingly, the Members may be adversely affected by the Company’s inability to distribute returns to the Members, or loss of investments with the Company.”

Please see pages 18, 19, and 66 of the Offering Circular.

Comment No. 3

3. We note that on page 34 you disclose that you have not begun operations. However, your financial statements show that you funded $682,102 worth of loans and generated revenues. Please update this section and the results of operations disclosure for the year ended December 31, 2019. In this regard, we also note the statements that you have not yet earned any revenues. Please revise.

Response to Comment No. 3

In response to Staff’s comments, the Company has updated page 34 “Manager’s Analysis and Discussion of the Financial Condition and Plan of Operations” to include the revenue and loan receivable held by the Company as of December 31, 2019. Any provisions or languages that is inconsistent with the current practice such as “not yet earned any revenues” or similar, was removed. Please see page 34.

Best Regards,

/s/ Kevin S. Kim

Kevin S. Kim, Esq.
Partner
Corporate & Securities Division
Geraci Law Firm.